March 18, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alan Campbell

Celeste Murphy

Sasha Parikh

Terence O’Brien

Division of Corporation Finance

Re:	Hudson Executive Investment Corp.

Registration Statement on Form S-4

Filed February 2, 2021

File No. 333-252638

Ladies and Gentlemen:

On behalf of our client, Hudson Executive Investment Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 1, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on February 2, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Cover Page

1.	Please revise to disclose the expected ownership percentages of current HEC stockholders, current Talkspace stockholders, the PIPE Investors and the Sponsor (and its affiliates).

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement to reflect the expected ownership percentages.

Summary of the Material Terms of the Transactions, page 11

2.

We note your disclosure here and throughout that Talkspace’s existing stockholders will own 50.8% of Talkspace, Inc. following the mergers, excluding stock underlying HEC’s warrants, assuming no HEC public stockholder redemptions and assuming that transaction expenses are $49 million. We further note your disclosure on pages 110-111 which indicates that the cash and

March 18, 2021

stock payable to existing Talkspace stockholders is subject to adjustment depending on the aggregate elections made with respect to the cash and stock consideration. Please revise here and throughout to clarify whether your 50.8% ownership estimate for existing Talkspace stockholders in the combined company also assumes that the Closing Cash Consideration equals the Cash Election Amount. Alternatively, please tell us why these revisions would not be necessary.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Registration Statement. The additional disclosure clarifies that the consideration paid to individual holders is adjusted, such that in the aggregate, in order to preserve the limitations in the Merger Agreement on the amount of Closing Cash Consideration and Closing Share Consideration to be paid in connection with the business combination, such the aggregate cash amount to be paid to the holders of Talkspace stock will equal the Closing Cash Consideration (less any cash amounts paid to holders of Vested Talkspace Options) and the aggregate number of shares paid will equal the Closing Share Consideration. Because the adjustments are with respect to individual holders, but do not impact the aggregate Closing Cash Consideration or Closing Share Consideration, the expected ownership percentages are unaffected by the adjustments.

Questions and Answers About the Proposals

How do I exercise my redemption rights?, page 19

3.

Please revise the response to this question to explain how beneficial owners who hold their shares in “street name” can exercise their redemption rights. Please also clarify that a stockholder who wishes to exercise redemption rights must vote either “for” or “against” the business combination proposal.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 of the Registration Statement to clarify how beneficial owners who hold their shares in “street name” should contact their broker, bank or nominee for instructions.

Summary of the Proxy Statement/Prospectus

Combined Business Summary, page 23

4.	Please revise your characterization of the business as “a technology company at our core,” given your revenue is derived from virtual behavioral health services.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 and elsewhere in the Registration Statement.

5.

Please revise this section as well as the Overview in the “Information about Talkspace” section to generally describe the behavioral health conditions that your providers treat and whether there any behavioral health indications, including major mental disorders, for which your providers do not offer treatment.

March 18, 2021

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23, 24, 190 and elsewhere in the Registration Statement.

6.

Please disclose your client, member, patient and provider retention rates, respectively. We also note your reference to “renewal rates,” please define this term and disclose any other key metrics pertaining to retention and renewal for clients, members, patients and providers.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Talkspace’s management does not focus on member or client retention rates in evaluating the performance of Talkspace and does not believe that retention rates would be meaningful to investors. With respect to retention of B2C members, the nature of Talkspace’s business is such that members often achieve positive outcomes through Talkspace’s platform and end their treatment, with many subsequently returning to Talkspace’s platform at a later time for therapy in connection with other issues. Talkspace’s B2B channel has grown rapidly over the past two years, and management is still in the process of determining the key performance indicators with respect to this channel that may be most meaningful to investors. Talkspace’s management does not believe that the inclusion of renewal rates of B2B clients at this time would be meaningful to investors and could even be misleading since the vast majority of Talkspace’s B2B clients have been clients for a year or less and only one B2B client has failed to renew its commercial relationship with Talkspace since it launched its B2B channel in 2018 despite the increase in Talkspace’s enterprise clients and health plan clients from 9 and 24, respectively, as of December 31, 2019 to 10 and 72, respectively, as of December 31, 2020. Further, the retention of members that receive treatment on Talkspace’s platform through its B2B channel is often defined and limited by the extent of which they have access to its platform under their employee assistance program or other behavioral health benefit plan, which often provide for a fixed number of sessions. Finally, Talkspace does not believe the inclusion of provider retention would be meaningful to investors since its business assumes and expects a certain number of providers will leave its platform over time, including through managed churn to maintain quality of providers and to match provider supply with member demand.

Talkspace believes that the metrics most meaningful to investors in evaluating the performance of Talkspace at this time are the number of active members receiving care through Talkspace’s B2C and B2B channels, B2C active members, B2B eligible lives, health plan clients and enterprise clients, and these metrics have been included on page 23 and elsewhere in the Registration Statement, accordingly.

7.	Please define at first use “active member,” “covered” and “B2B lives.” Disclose your key metrics.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 and elsewhere in the Registration Statement.

March 18, 2021

8.

Discuss the types of agreements into which you enter where you “cover” individuals. For example, it appears that “covered” may refer to individuals eligible to receive your services for a fee yet to be paid. Alternatively, “covered” may involve individuals you agree to cover should such individuals invoke the right to your services under some prepaid umbrella agreement with business clients.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 and elsewhere in the Registration Statement.

Interests of Certain Persons in the Business Combination, page 31

9.

We note that the two bookrunners of HEC’s IPO, Citigroup and J.P. Morgan, both have roles in the business combination and are providing financial advisory and placement agent services. Please consider disclosing (i) the cost of these services, (ii) whether or not the fees are conditioned on the consummation of a business combination and (iii) and potential conflict of interest that Citigroup and J.P. Morgan may have in providing these services given the deferred underwriting compensation discussed elsewhere in the prospectus. For guidance, refer to CF Disclosure Guidance: Topic No. 11.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 33 and 143 and of the Registration Statement (i) to clarify that J.P. Morgan and Citigroup will receive fees and expenses customary for a PIPE transaction of this nature, (ii) indicate that the fees are conditioned upon the consummation of a business combination and (iii) describe that both J.P. Morgan and Citigroup will also receive deferred underwriting fees, and that HEC’s stockholders should consider these interests.

Risk Factors, page 35

10.

Please disclose how, if at all, the economics of your relationship with your clients, members, providers, business partners and other parties with which Talkspace maintains business relationships will change with your transition to TPN management and resulting risks of loss of such relationships with potentially material adverse impact on your business and financial results.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Talkspace does not expect the transition to TPN management to have a material impact on its relationship or economics with its clients, members, providers, business partners or other parties, and has revised the disclosure on pages 210 of the Registration Statement to state it does not expect these to change.

11.

We note your disclosure of potential decrease in number of providers. Disclose material changes in your provider retention from increased therapy demands and the prevalence of teletherapy caused by COVID-19.

March 18, 2021

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there have been no material changes in provider retention due to increased therapy demands and the prevalence of teletherapy caused by COVID-19. To date, Talkspace has not experienced nor does it anticipate difficulties growing its provider network to meet the demand for its therapy and psychiatry services. Further, although Talkspace currently contracts with most of its providers on an independent contractor basis, it plans to increase the number of Talkspace-employed providers going forward, which Talkspace believes will further reduce any such risk. However, Talkspace believes that disclosure of this risk is still appropriate since, if in the future it were unable to continue to scale its provider network to align with the demand of consumers, then there could be a negative impact on Talkspace’s financial performance.

Risk Factors

Negative media coverage could adversely affect our business, page 55

12.

Please expand your discussion on what basis therapists advocacy groups have lobbied the American Psychological Association to reexamine its stance on telemental health, including challenging your partnerships with healthcare providers and the efficacy of telemental health, including the use of text messaging and any determination by the association.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of the Registration Statement.

The provision of our amended and restated certificate of incorporation requiring exclusive forum..., page 100

13.

We note your disclosure that the federal district courts of the United States of America shall be the exclusive form for complaints asserting a cause of action arising under the Securities Act. We further note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to clarify that there is uncertainty as to whether a court would enforce this federal forum provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Registration Statement.

Background of the Transactions, page 128

14.

Please revise this section to disclose how HEC and Talkspace first became aware that there was mutual interest in a potential business combination and, if relevant, disclose the identity of the person(s) who introduced representatives of HEC to representatives of Talkspace.

March 18, 2021

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 129 of the Registration Statement. The additional disclosure indicates that the introduction was organized by J.P. Morgan’s M&A Advisory group via a teleconference on July 6, 2020.

15.

We note your disclosure indicating that representatives of HEC and Talkspace held a teleconference on July 6, 2020. We further note that the parties did not enter into a non- disclosure agreement until October 20, 2020. Please revise to explain why the parties did not enter into a non-disclosure agreement for several months after their initial meeting. Please also revise to disclose whether HEC pursued any other acquisition opportunities during this time period and, if so, disclose the extent of negotiations with other business combination targets. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 129 of the Registration Statement. The additional disclosure clarifies that at the time of the teleconference, Talkspace determined that it needed time to develop its plans for future growth.

16.

Please revise to disclose how HEC’s management determined a total enterprise valuation of Talkspace of $1.3 to $1.5 billion in the preliminary term sheet sent to Talkspace’s representatives with the IOI on November 10, 2020. In that regard, we note that the exercise price for Talkspace’s option grants dated August 18, 2020 appears to an imply an enterprise valuation of Talkspace that is significantly lower than $1.3 to $1.5 billion. In your revisions, please discuss whether HEC’s management considered the exercise prices of Talkspace’s recent option grants and recent independent valuations of Talkspace in determining Talkspace’s total enterprise valuation.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 130 and 131 of the Registration Statement. The additional disclosure clarifies that management considered the valuation of Talkspace relative to comparable public companies, future growth prospects, revenue and gross margin, among other considerations.

HEC Stockholders not Holding a Majority Position in Talkspace, Inc., page 136

17.

We note your parenthetical which appears to imply that HEC’s public stockholders will own 50.8% of Talkspace, Inc. Elsewhere in the prospectus, your disclosure indicates that HEC’s public stockholders will have an ownership interest of 25.1% of the combined company, subject to several assumptions. Please revise your disclosure or advise.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 138 of the Registration Statement.

March 18, 2021

HEC’s Board of Directors’ Reasons for Approval of the Transactions.

Certain Forecasted Financial Information for Talkspace, page 137

18.

We note your disclosure that Talkspace provided HEC with internally prepared forecasts and that in its presentation to the HEC Board, HEC management presented certain forecasted financial information for Talkspace provided by Talkspace. Please disclose all material projections.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 139-141 of the Registration Statement. The additional disclosure references the categories of information, and refers to the disclosure below for the specific inputs.

19.

We note your table presenting the selected forecasted financial information that HEC management reviewed with the HEC Board and which was used by HEC in connection with the financial analysis disclosed. Please disclose the basis and assumptions used to calculate the forecasted financial information.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 140 of the Registration Statement. The additional disclosure indicates the assumptions on which the forecasted information is based.

Certain Financial Analysis, page 139

20.

Please revise to disclose how the companies in the Core Peers, Disruptive Healthcare and High Growth Internet categories were selected and whether there were any comparable companies excluded from the analysis and if so, the reasons for these exclusions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 141 of the Registration Statement. The additional disclosure provides how the methodology for selection, and its considerations in doing so. The companies disclosed represent the list of companies that HEC’s management considered.

Sources and Uses for the Business Combination, page 143

21.

Please revise this section to (i) state whether the number of redemptions of common stock by HEC’s stockholders would affect the amounts shown in the sources and uses table and (ii) discuss any material estimates underlying the amounts shown in the table. To the extent the number of HEC common stock redemptions would affect the amounts shown in the table, please consider including a sources and uses table that assumes no redemptions of HEC’s common stock as well as a sources and uses table that assumes maximum redemptions.

March 18, 2021

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 145 of the Registration Statement.

Plan Benefits, page 156

22.	Please disclose the planned exercise prices for the options to be granted to employees in connection with the closing of the Business Combination.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 158 of the Registration Statement.

Information about Talkspace

Overview, page 185

23.

Please revise to disclose the number of Talkspace’s members that utilize text, audio or video message therapy and the number of your members that utilize live video therapy. Please also discuss whether you have observed any differences in clinical outcomes or retention based on the channel through which therapy is delivered to Talkspace members. For the studies of Talkspace members cited throughout this section, please revise to disclose the channel(s) through which behavioral health services were delivered to study participants.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Talkspace offers various subscription plans to its members through its B2B and B2C channels, which each include text and asynchronous video and audio messaging therapy. In addition, certain of Talkspace’s plans offer a fixed number of live therapy sessions, and live therapy sessions are also offered a la carte. As a result, Talkspace’s members often utilize more than one mode of therapy, and Talkspace evaluates outcomes based on all communications over its platforms.

The Company further advises the Staff that Talkspace has not observed any differences in clinical outcomes or retention based on the mode of therapy used by Talkspace’s members, though as previously mentioned, members often utilize more than one mode of therapy. Instead, clinical outcomes are generally a function of time spent on the platform. The Company has revised the disclosure on pages 193, 204 and 205 of the Registration Statement to disclose the channels through which behavioral health services were delivered to study participants.

Employer/employee insights, page 191

24.	We note your statement that therapy has transitioned to a basic necessity and is now a priority for many employers to provide as a benefit. Please revise to provide the basis for this statement.

March 18, 2021

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure to remove this statement on page 196 of the Registration Statement.

Fully Treated Total Addressable Market, page 191

25.

Please revise this section to state whether you have had any discussions with foreign regulators regarding the expansion of Talkspace into non-U.S. jurisdictions and to clarify how much of your revenue comes from non-U.S. members.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 196 of the Registration Statement.

The COVID-19 pandemic’s impact on virtual care and behavioral health landscape

Enhanced care impact and clinical outcomes, page 191

26.

We note your statement here, along with similar statements on pages 186, 187, 194 and that you believe that the Talkspace platform empowers clinicians to deliver improved clinical outcomes. We further note your disclosure on page 199 showing similar improvements in depression and anxiety symptoms observed among Talkspace’s members compared to patients in traditional face-to-face therapy. Please revise your disclosure to provide the basis for your statement that providers using the Talkspace platform are empowered to drive improved clinical outcomes.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 191 and elsewhere in the Registration Statement.

Our Offerings, page 192

27.

Please revise this section to clarify if there are any limitations on the medications that your psychiatrist providers can prescribe. To the extent that your psychiatry providers are unable to prescribe medications that other providers can prescribe, please discuss whether this causes any limitations in your ability to serve members.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 197, 198 and elsewhere in the Registration Statement.

Our Customers, page 193

28.	Please clarify the use of your term “partner” in the different models, including the existence and terms of contracts governing the relationships.

March 18, 2021

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 199 and elsewhere in the Registration Statement to remove the references to partners.

Our Competitive Strengths, page 198

29.

We note your statement that Talkspace’s clients experienced a 56% increase in work productivity and a 68% improvement in activities done outside of work. Please revise to state how these two metrics were quantified and measured. Please also revise to disclose how many participants were evaluated in the study.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 204 of the Registration Statement.

Therapists, Physicians and Healthcare Professionals, page 202

30.

Please revise your disclosure to discuss why Talkspace believes that it is now necessary to transition to a structure where it will enter into various agreements with TPN and why it was not necessary previously. In addition, please disclose when Talkspace plans to implement the new structure.

Finally, provide us with your analysis as to how your new structure, exercising control over physician affiliates and consolidating financial results, comports with the corporate practice of medicine doctrine generally and those laws of the top states from which you generate revenue.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 208 through 210 of the Registration Statement, including to describe how Talkspace’s new structure has been designed to comport with the corporate practice of medicine doctrine generally and those of the laws of the top states from which Talkspace generates revenue.

Unaudited Pro Forma Condensed Combined Financial Information

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020, page 235

31.	Regarding pro forma adjustment (k), it is not clear how this adjustment reflects the issuance of Talkspace, Inc. common stock under each scenario. Please revise or advise.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 242 of the Registration Statement.

March 18, 2021

Talkspace’s Management’s Discussion and Analysis

Overview, page 242

32.

On page 185 you disclose you had “approximately over 30,000 business-to-consumer (“B2C”) active members,” as of January 31, 2021. On page 242, you disclose you had over 30,000 B2C members as of January 31, 2020. Please correct as necessary.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 248 of the Registration Statement.

Components of Results of Operations

Revenues, page 244

33.	Please disclose the key terms and conditions of your membership subscriptions, including the length of a typical subscription period, cancellation policies, and billing provisions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 251 of the Registration Statement.

34.

Please provide a discussion of how the revenue recognition policies and accounting treatment of provider costs in the consolidated financial statements will change after transitioning to the new structure through agreements with TPN. Please clarify the timing of these changes and how the new structure will affect the comparability of amounts recorded in the consolidated financial statements.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Talkspace’s revenue recognition practices and accounting treatment of provider costs in the consolidated financial statements will not change after transitioning to the new structure through agreements with TPN.

Cost of Revenues, page 245

35.

Please clarify the typical terms of your agreements with providers, including terms and provisions for payment. Discuss the accounting treatment for the elements of provider compensation, including fixed and variable payment provisions and the variable incentive bonus.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 251 of the Registration Statement.

March 18, 2021

Results of Operations

Revenues, page 247

36.

Please quantify the amount of the increase in revenue from new consumer subscriptions, from health plan clients, and from the addition of new enterprise platform access revenue. Disclose the underlying number of active B2C members that use Messaging Plus, Messaging Premium and Live Tale Ultimate as of the end of each period discussed so investors can better understand the reasons for the increase in revenue and other changes in operating results. Provide a roll forward for each service with the number of new members and the number of cancelled members of each service. This will allow investors to understand the underlying drivers, as well as significant trends in member acquisition and retention. Quantify changes in the number of health plan clients and quantify and explain the underlying reasons for material changes in activity from previously existing health plan clients. Please revise the discussion of the annual periods accordingly.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 251 of the Registration Statement to provide the amount of the increase in Talkspace’s revenues attributable to each of B2C member subscriptions, health plan clients and enterprise clients. In addition, the Company has revised the disclosure on page 250 to include period-over-period comparisons of the number of active B2C members, B2B eligible lives, heath plan clients and enterprise clients. The Company has also included the number of members that Talkspace providers provided therapy to on Talkspace’s platform for each of the covered periods. Talkspace’s management believes that these metrics are the most meaningful to investors evaluating Talkspace’s business, including drivers and trends, at this time. The Company respectfully submits that it does not consider the other metrics mentioned by the Staff to be meaningful to investors and, in some cases, considers such metrics to be potentially misleading, as described below.

The Company respectfully submits that it has not included the number of active B2C members that used Unlimited Messaging Therapy Plus, Unlimited Messaging Therapy Premium and Unlimited Messaging Therapy Ultimate for the periods presented. These subscriptions represent different member acquisition strategies and offer members access to the same messaging platform and only differ by the number of live video sessions available to members. Talkspace does not consider changes in revenues generated by each of the types of subscriptions within the B2C channel to be meaningful to understanding the reasons for the increase in revenues and other changes in operating results.

The Company respectfully submits that Talkspace considers any discussion of acquisition and retention rates that could be interpreted as being predictive of future trends to be misleading as Talkspace is unable to estimate all of the factors that could impact mental health and drive people to use and remain on its platform. Member acquisition costs fluctuate significantly from period to period for a variety of reasons, but those fluctuations do not cause Talkspace’s management to change its strategy. With respect to retention of B2C members, the nature of Talkspace’s business is such that members often achieve positive outcomes through Talkspace’s platform and end their treatment, with many subsequently returning to Talkspace’s platform at a later time for therapy in connection with other issues. Talkspace’s B2B channel has grown rapidly over the past two years, and management is still in the process of determining the key performance indicators with respect to this channel that may be most meaningful to investors. Talkspace’s management does not

March 18, 2021

believe that the inclusion of retention rates of B2B clients at this time would be meaningful to investors and could even be misleading since the vast majority of Talkspace’s B2B clients have been clients for a year or less and only one B2B client has failed to renew its commercial relationship with Talkspace since it launched its B2B channel in 2018 despite the increase in Talkspace’s enterprise clients and health plan clients from 9 and 24, respectively, as of December 31, 2019 to 10 and 72, respectively, as of December 31, 2020. Moreover, the Company notes that it has reviewed the public disclosure of Talkspace’s principal public competitors, and those companies do not provide these metrics. Providing these metrics could therefore place Talkspace at a competitive disadvantage relative to its peers.

Groop Internet Platform Inc. Financial Statements for the period ended December 31, 2019

Note 2. Significant Accounting Policies, page F-39

37.	Please provide the disclosures required by ASC 810-10-50 with regard to variable interest entities you are involved with during the applicable periods.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Talkspace was not involved with any variable interest entities during the years ended December 31, 2019 and 2020, respectively.

h. Revenue recognition, page F-41

38.

Please revise your disclosure to provide a detailed discussion regarding the nature of your product offerings and your revenue recognition policies for each of your customers (e.g. consumers, health plans, and enterprise clients), clearly indicating when revenue is recognized and the significant payment terms for each of your customers. In addition, disclose whether any of these arrangements include contractual minimums or variable consideration and, if so, how you account for these types of arrangements. Also, clarify what you mean by “...on a subsidized basis” as noted on page 192. Refer to ASC 606-10- 50.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 197 and F-47 of the Registration Statement. The Company also advises the Staff that for Talkspace’s enterprise clients, revenue is recognized ratably over the contractual term period on a per-employee-per-month rate, which also effectively sets the contract minimum, irrespective of the degree to which such employees and their dependents utilize its services.

Note 10. Subsequent Event, page F-53

39.	Please tell us your consideration of the need to provide financial statements pursuant to Rule 3-05 of Regulation S-X for the transaction with Lasting.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that that the Company has analyzed the applicability of Rule 3-05 and Article 11 of Regulation S-X in connection with its acquisition of the app-based subscription service for guided couples

March 18, 2021

counseling known as “Lasting” (“Lasting”) on November 1, 2020, pursuant to Rule 1-02(w) of Regulation S-X (the “Significance Tests”). Based on the Company’s analysis of the Significance Tests, only one of the three Significance Tests exceeds 20% — namely, the investment test, at 25.5% (the asset test was 0.0% and the income test was 3.4%). Based on this analysis, on March 12, 2021, the Company submitted a written request to the Staff of the Office of the Chief Accountant of the Division of Corporation Finance to waive, pursuant to Rule 3-13 of Regulation S-X, any requirements to provide historical financial statement and pro forma financial information relating to Lasting, on the basis that the Company believes it would not provide additional meaningful or beneficial information to investors and are not necessary for investor protection, given the insignificance of the Lasting financial information relative to the Company’s continuing operation.

*      *      *      *

March 18, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Iliana Ongun at (212) 530-5571.

Very truly yours,

/s/ Iliana Ongun

cc:	Jonathan Dobres, Hudson Executive Investment Corp.

Scott Golenbock, Esq., Milbank LLP

Iliana Ongun, Esq., Milbank LLP

Mark Hirschhorn, Groop Internet Platform, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Rachel W. Sheridan, Esq., Latham & Watkins LLP